Exhibit (a)(5)(F)

EFiled: Jul 15 2014 10:48AM EDT
Transaction ID 55730892
Case No. 9883-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARCEL HEIM, Individually and On Behalf of All Others Similarly Situated,	C.A. No. -

Plaintiff,

v.

VITACOST.COM, INC., MICHAEL A.
KUMIN, CHRISTOPHER S. GAFFNEY,
STUART GOLDFARB, JEFFREY J.
HOROWITZ, EDWIN J. KOZLOWSKI,
MICHAEL J. MCCONNELL, ROBERT
TRAPP, THE KROGER CO., and VIGOR
ACQUISITION CORP.

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Marcel Heim (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel, consultation with an expert, and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Vitacost.com, Inc. (“Vitacost” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for breaches of fiduciary duties, and against The Kroger Co. (“Kroger”), and Vigor Acquisition Corp. (“Merger Sub”) for aiding and abetting such breaches of fiduciary duties.

2. Headquartered in Boca Raton, Florida, Vitacost is an online retailer of health and wellness products, offering an array of dietary supplements (including vitamins, minerals, herbs, and botanicals), as well as cosmetics, natural personal care products, pet products, sports nutrition, and health foods directly through its website.

3. On July 2, 2014, the Company and Kroger jointly announced that they had reached a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated July 1, 2014, pursuant to which Kroger, through its wholly-owned subsidiary, Merger Sub, will acquire Vitacost via a tender offer in a deal worth approximately $280 million (the “Tender Offer”). As a result of the merger, Vitacost stockholders are only anticipated to receive $8.00 per share in cash (the “Merger Consideration”) in exchange for each share of Vitacost stock they own (the “Proposed Transaction”). The Proposed Transaction is expected to close in the third quarter of 2014.

4. As described more fully herein, the Merger Consideration fails to adequately compensate Fusion stockholders for their stake in the Company, despite its strategic positioning as a leader in an expanding marketplace. Despite the Company’s representation that the $8.00 per share Merger Consideration represents a 51% premium as of February 19, 2014, in actuality, the Merger Consideration is only a meager 27% over the Company’s July 1, 2014 closing price of $6.28. Moreover, during the last 52 weeks, Vitacost has traded as high as $9.14 – more than 14% higher than the Merger Consideration. Additionally, for the First Quarter of 2014, Vitacost reported total net sales of $104.8 million, which equated to a nearly 8% sequential increase over the prior quarter and a 7% increase over the same quarter last year. In total, Vitacost price per share has increased in value an impressive 38% so far in 2014 alone. Much of this success may be attributed to the Company’s recent investment in its already stellar customer experience by enhancing its website and launching a national television advertising test to increase its customer base and position the Company for continued growth.

5. Consequently, Wall Street analysts have set a mean target price of $9.00 per Vitacost share, with at least one analyst setting his target well north of the Merger Consideration, at $10.00 per share.

6. The Proposed Transaction comes as Vitacost continues to reap the commendations of industry analysts for its customer service. Specifically, the Company was ranked #93 in the Internet Retailer’s 2014 Mobile 500 in December 2013, #2 in customer satisfaction among Internet Retailer’s top 100 U.S. websites during the 2013 holiday season (trailing only internet titan Amazon), and received a 2014 Silver Stevie Award for Innovation in Customer Service excellence.

7. The premium Vitacost’s stockholders stand to collect is particularly inadequate given the significant benefits and synergies Kroger will reap if the Proposed Transaction is consummated. Kroger Chief Executive Officer (“CEO”) Rodney McMullen stated that “[t]his merger is in line with [Kroger’s] growth strategy to enter new markets and new channels, and – along with Harris Teeter’s online order and pick up services – accelerates [Kroger’s] efforts to provide customers with even more ways to shop.” The value of such benefits were not lost on the financial media as they lauded the Proposed Transaction as an opportunity for Kroger to add to its omni-channel expertise and better prepare for the transforming retail sector.

8. The Proposed Transaction is also the product of a flawed process that was designed to ensure the sale of Vitacost to Kroger on terms preferential to the defendants and other Vitacost insiders and will subvert the interests of Plaintiff and the other public stockholders of the Company.

9. As alleged in further detail below, both the consideration Vitacost stockholders stand to receive via the Proposed Transaction and the process by which Defendants propose to consummate the Merger are fundamentally unfair to Plaintiff and the other public stockholders of the Company.

10. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Vitacost public stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

11. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, candor, good faith, and due care.

THE PARTIES

12. Plaintiff is, and at all relevant times was, a stockholder of Vitacost since prior to the wrongs complaint of herein.

13. Defendant Vitacost is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 5400 Broken Sound Boulevard Northwest, Suite 500, Boca Raton, FL 33487 and a registered agent in the State of Delaware with the Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Vitacost common stock is traded on the NASDAQ stock exchange under the ticker symbol (“VITC”).

14. Defendant Michael A. Kumin (“Kumin”) has served as the Interim Chairman of the Board of Vitacost since July 2010. Kumin is a managing partner of Great Hill Partners (“Great Hill”) and joined the Board as a director pursuant to the Stockholder Agreement between the Company and Great Hill. Mr. Kumin is also a member of the Compensation and Nominating/Corporate Governance Committees. In reaction to the proposed Tender Offer, Mr. Kumin entered into a support agreement to tender his and those shares controlled by Great Hill and its affiliates into the Tender Offer.

15. Defendant Christopher S. Gaffney (“Gaffney”) has served as a director of the Company since July 2010. Mr. Gaffney is a managing partner, and one of the co-founders of Great Hill and joined the Board pursuant to the Stockholder Agreement between the Company and Great Hill. Mr. Gaffney is also a member of the Compensation and Nominating/Corporate Governance Committees. Great Hill has entered into a support agreement to tender those shares controlled by it and its affiliates into the Tender Offer.

16. Defendant Stuart Goldfarb (“Goldfarb”) has been a director of the Company since February 2011. Mr. Goldfarb is also a member of the Audit Committee.

17. Defendant Jeffrey J. Horowitz (“Horowitz”) was appointed CEO of the Company in February 2011. Prior to that time, he served as Interim CEO and a Director since August 2010. In addition to his role as Vitacost’s CEO, Mr. Horowitz is also the sole managing partner of JHH Capital, LLC (“JHH Capital”), an entity owning significant stock in the Company. In reaction to the proposed

Tender Offer, JHH Capital, acting under the control of Defendant Horowitz, has entered into a support agreement to tender those shares controlled by it and its affiliates into the Tender Offer. Mr. Horowitz has similarly entered into a support agreement to tender his personal shareholding into the Tender Offer.

18. Defendant Edwin J. Kozlowski (“Kozlowski”) has served as a director of the Company since February 2011. Mr. Kozlowski is also a member of the Audit Committee.

19. Defendant Michael J. McConnell (“McConnell”) has served as a director of the Company since March 2014.

20. Defendant Robert Trapp (“Trapp”) has served as a director of the Company since April 2007. Mr. Trapp is also a member of the Audit Committee.

21. Defendant Kroger is an Ohio corporation with principal executive offices located at 1014 Vine Street, Cincinnati, OH 45202. By revenue, Kroger is the country’s largest supermarket chain and second-largest general retailer, only trailing Walmart. Through its more than 2,600 supermarkets and multi-department stores, the Company offers a variety of food and general products to its customers across the country under two dozen different banners. Kroger’s common stock trades on the New York Stock Exchange under the ticker symbol “KR.”

22. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Kroger formed solely to effectuate the Proposed Transaction. Collectively, Kroger and Merger Sub are “Merger Sub” herein.

23. Collectively, Vitacost, the Individual Defendants, Kroger, and Merger Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Vitacost and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty, and candor.

25. By virtue of their positions as directors and/or officers of Vitacost, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Vitacost to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

a. adversely affects the value provided to the corporation’s stockholders;

b. contractually prohibits them from complying with or carrying out their fiduciary duties;

c. discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d. will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e. will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Vitacost, including their duties of loyalty, good faith, due care and independence, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of Vitacost common stock.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Vitacost common stock as of July 2, 2014 (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

29. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of June 27, 2014, there were roughly 34.05 million shares of Vitacost stock issued and outstanding. The actual number of public stockholders of Vitacost will be ascertained through discovery;

b. There are questions of law and fact which are common to the Class, including inter alia, the following:

i. whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii. whether the Individual Defendants have disclosed all material information connection with the Proposed Transaction; and

iv. whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and Position for Growth

Introduction to the Company’s Products and Services

30. Incorporated in Delaware on May 20, 1994, Vitacost is an online retailer of health and wellness products, including dietary supplements such as vitamins, minerals, herbs, and other botanicals, as well as cosmetics, natural personal care products, pet products, sports nutrition and health foods. The Company carries over 40,000 different health and wellness products, from 2,000 leading brands, and services the Continental United States and more than 100 countries globally. The Company sells its products directly to consumers primarily through its Website, www.vitacost.com. The Company ended the first quarter of 2014 with 2.3 million total active customers, up 8% year-over-year.

The Company is Well-Positioned for Future Growth

31. According to the Form 10-Q Quarterly Report filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2014, the Company is “investing in [its] growth strategy, which includes increasing our brand and company awareness, expanding our customer base, growing our product assortment and expanding and optimizing our fulfillment centers.” The Company further affirmatively stated, “[w]e believe the implementation of our growth strategy will reduce our net loss and our net cash used in operations in the future” and “our cash and cash equivalents currently on hand and our net cash flows from operations will be sufficient to continue our operations.”

32. Additionally, regarding the future of the health and wellness products industry generally, the Company stated:

The healthy living industry continues to benefit from positive demographic trends, with an aging population, trends affecting health and lifestyle preferences, and an increasingly health conscious consumer. In addition, the increasing cost of traditional healthcare has helped bolster demand for natural products to help ward off more expensive medical visits and prescription drugs.

33. Pursuant to its growth strategy, the Company recently launched a national television advertising test and released numerous new enhancements to the Vitacost website in an attempt reach an even wider base of customers in addition to its already vast 2.3 million total active customers. Commenting on the improvements, Defendant Horowitz noted “many more” enhancements were expected to come throughout the year.

34. Once such “enhancement” was the Company’s recent rebranding and expansion of its private label health food line. In a public statement issued on April 10, 2014, the Company announced that it had rebranded and expanded its line of private label health food products, replacing its “Best of All” label with the

Vitacost brand. In addition, the Company also announced that it had introduced more than 40 new health food items in the preceding 6 months. Again, Defendant Horowitz commented on the development:

We launched more than 200 new products during 2013 and are well on our way to exceed that level this year. We will be introducing new proprietary products across all of our major healthy living categories with a specific emphasis on food, sports nutrition and home care, as these categories continue to grow at a fast pace. Our emphasis on food, in both our private label endeavors and in our new recipe content, demonstrates that we have our finger on the pulse of what today’s health-conscious customer is seeking.

35. The Company’s consistent emphasis on improvement and continued growth has had permeating effects. In 2013, Vitacost was ranked #2 in customer satisfaction among Internet Retailer’s top 100 U.S. websites during the 2013 holiday season, surpassed only by Amazon. The Company improved its ranking by one spot over the 2012 results. In the same study, Vitacost was the #1 ranked e-retailer among websites selling health and beauty products for the second year in a row. Larry Freed, President and Chief Executive Officer of Foresee, a company which measures holiday shoppers’ experiences with retail websites, commented on the results, “Vitacost’s #2 ranking in our web study is an impressive achievement and indicates that they are a true leader in customer satisfaction, well ahead of much larger and more well-known organizations.”

36. Impressively, Vitacost’s achievements do not end there. In late 2013, Vitacost announced that it was named to Internet Retailer’s 2014 Mobile 500,

which profiles the leading mobile commerce retail leaders worldwide ranked according to estimated 2013 mobile web sales. Vitacost ranked #93 in the current report, moving up substantially from its #203 ranking in the prior year. Separately, the Company ranked #45 in the 2013 Mobile Commerce Conversion Index (MCCI), a report published by LightningBuy, a technology company specializing in creating mobile monetization platforms for its customers. Of the top 100 companies MCCI analyzed, Vitacost was named as one of only 12 companies offering an “exceptional” user interface for mobile guest checkout. Jay Topper (“Topper”), Vitacost’s Chief Information and Technology Officer, applauded the results:

We are extremely pleased to be recognized among the leaders in m-commerce and are committed to providing our customers with a seamless, user-friendly, end-to-end commerce experience. Our mobile sales continue to grow very quickly, increasing over 90% year-over-year in the third quarter of 2013. We will continue to enhance our mobile platform to provide a best-in-class experience for customers.

37. Additionally, as recently as March 2014, the Company announced that it received the 2014 Silver Stevie Award for Innovation in Customer Service. More than 1,500 companies were evaluated across 19 categories of customer service excellence, ranging from front-line customer service to best use of technology. Vitacost was the only healthy living retailer recognized and earned a second place finish in the innovation category. Commenting on the accolade, Topper further emphasized the Company’s continual strive to improve and grow:

Within the past year, our resources have been directed towards developing a more powerful and engaging customer experience. We created a customer executive advocacy program, in which top-level Company executives interact with customers who contacted customer support to ensure satisfactory resolution to their issues and also launched a self-help portal known as ‘Service Central’ which contains order tracking and other issue resolution tools, and enables customers to reach customer support specialists directly.

38. In light of these trends and clear indicators of continued success, Vitacost is well positioned to enjoy both short and long-term growth in the health and wellness products industry worldwide.

The Company’s Strong Financial Results

39. From a financial perspective, the Company has taken full advantage of growth opportunities in recent years. As early as 2009, Wall Street analysts projected Vitacost would be a prosperous and formidable competitor in the online health and wellness products industry. Frederick Moran, an analyst at securities firm Benchmark Co. explained, because of people’s “increased focus on healthy living, a shift from care to prevention, greater acceptance of supplements and an aging population,” Vitacost has delivered steady sequential growth every quarter.

40. Similarly, Elizabeth Pierce, a senior research analyst at Roth Capital Partners, affirmed that Vitacost “is well positioned for accelerated growth” and rated the stock a buy with a 12-month price target of $15 a share during the 2010 fiscal year.

41. Further, Joseph Altobellow, an analyst at Oppenheimer, reiterated the general consensus of analysts that Vitacost is “attractive, particularly given our outlook for continued robust growth.”

42. Since these early projections, Vitacost has experienced continued financial growth and success. For example, on April 8, 2012, Vitacost announced results for the 2012 Second Quarter, ending June 30, 2012. The Company reported a 36% increase in the number of shipped orders, as total new customers grew more than 100% on a year-over-year basis. Particularly, the Company added 324,000 total new customers in the second quarter of 2012, an increase of 106% year-over-year. In total, the Company ended the second quarter of 2012 with 1.9 million active customers. Vitacost also shipped 1.2 million orders in the second quarter of 2012, up 36% year-over-year.

43. This success continued into the 2013 Fiscal Year, as Vitacost announced its Second Quarter results, ending June 30, 2013. The Company boasted a 20% increase in the number of shipped orders on the Company’s core website, a benefit of the 247,000 recently added customers. Revenue on the Company’s core website also increased 24% compared to the second quarter of the prior year and net sales increased 20% from the $79.9 million of the 2012 second quarter to $97.2 million.

44. Reporting further positive results, on November 6, 2013, the Company announced results for the 2013 Third Quarter, ending September 30, 2013. Vitacost reported total net sales of $90.5 million for the third quarter of 2013, a 10% increase from total net sales of $82.2 million for the third quarter of 2012. Gross profit in the third quarter also increased 9% year-over-year to $20.6 million. Defendant Horowitz commented on the Company’s ongoing financial growth:

During the third quarter, we tested new promotional strategies in order to better balance customer growth and retention with gross margin. These efforts had a positive impact, as we reduced our non-GAAP adjusted EBITDA loss by $1.9 million year-over-year, while still growing the top-line double-digits. Going forward, we will continue to adjust our promotional strategy accordingly. We feel very strongly about the value proposition that we offer to customers and the long-term growth prospects of our business and have new marketing initiatives under way to accelerate customer growth in the future.

45. Equally as positive, the 2013 Fourth Quarter results for the period ending December 31, 2013, reported total net sales of $97.3 million, a 14% increase from total net sales of $85.0 million for the fourth quarter of 2012. Shipped orders on the Company’s core vitacost.com website further increased 10% year-over-year, benefiting from the addition of 232,000 new customers.

Additionally, the Company’s gross profit in the fourth quarter increased 15% year-over-year to $22.1 million.

46. The Company maintained its momentum in 2014 and reported its best ever revenue results. Specifically, in its May 8, 2014 announcement of its financial results for the first quarter ended March 31, 2014, the Company boasted record revenue results of $104.8 million, marking a 7% increase from total net sales of $97.8 million for the first quarter of 2013. In addition, the Company added 389,000 new customers in the first quarter of 2014 alone, an increase of 7% year-over-year.

47. Despite these confident indications of future financial growth, the Board decided to sell the Company for inadequate consideration, thereby depriving Vitacost public stockholders of the ability to enjoy the Company’s promising long-term business prospects.

The Proposed Transaction Fails to Maximize Stockholder Value

48. In a press release dated July 2, 2014, Vitacost announced that it had entered into a definitive merger agreement with Kroger pursuant to which Kroger, through Merger Sub, will purchase all outstanding shares of Vitacost for $8.00 per share in cash, or approximately $280 million. Under the terms of the merger agreement, Kroger will commence a tender offer for all the outstanding shares of Vitacost common stock. Any shares that are not acquired in the tender offer will be acquired pursuant to the top-up option afforded Kroger in the transaction and a subsequent merger under DGCL Sec. 251(h).

49. Given the Company’s ongoing strong performance and its ideal positioning for future growth, the proposed Merger Consideration is inadequate and significantly undervalues the Company. Analysts have recommended a median target price of $9.00 per share and Yahoo! Analysts list $8.00 per share as a “low target.” At least one Wall Street Analysts has recommended a $10.00 per share price target.

50. The proposed Merger Consideration also fails to adequately compensate Vitacost’s stockholders for the considerable synergies created by the merger. The Proposed Transaction is a strategic acquisition for Kroger, designed to help Kroger expand its Supermarket Empire into an online retail platform. Kroger stores currently offer only 10,000 of the more than 40,000 items Vitacost sells online and Vitacost sells in 16 states and over 100 countries globally that do not contain Kroger stores. Following consummation of the Proposed Transaction, Kroger will also gain access to the rapidly growing 2.3 million customer base that Vitacost services.

51. In a joint public statement announcing the Proposed Transaction, the companies acknowledged the value of Vitacost’s assets to Kroger:

Vitacost.com brings to Kroger its strong position as one of the largest pure eCommerce companies in the nutrition and healthy living market, a team with extensive eCommerce experience, and a substantial platform that includes technology and ship-to-home fulfillment centers to serve customers in all 50 states and internationally. Vitacost.com offers more than 45,000 products including vitamins, minerals, herbs, supplements, sports nutrition, beauty care products and natural and organic foods to approximately 2.3 million active customers. The company has more than 800 associates and operates distribution centers in Lexington, NC and Las Vegas, NV, and a customer service center in Lexington, NC.

52. Kroger’s Chief Financial Officer, Michael Schlotman, also commented on the Proposed Transaction:

We see opportunities to integrate Vitacost’s platform with our existing digital footprint. Over time [Kroger could] use the Vitacost online retail platform to make even more products available for purchase online. It fits incredibly well with our established digital capabilities and our goal of providing an omni-channel experience where customers can shop with us whenever and however they want. Together, we are a powerful combination blending the art of retailing and deep customer insights with a superb online experience. We look forward to closing this transaction and working together.

53. As exhibited by the Company’s stellar First Quarter Performance in 2014 and numerous recent accolades, Kroger is seeking to acquire the Company at the most opportune time, when the Company is performing at record highs and positioned for continuing growth. Yet despite the Company’s impressive recent performance and potential, particularly when viewed in conjunction with the obvious and significant synergies inherent in the transaction for Kroger, the Board failed to capitalize on this value and secure a fair price for the Company.

The Unreasonable Deal Protection Devices

54. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and potentially preclude competing offers from emerging for the Company.

55. Section 6.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Kroger. The Company is also precluded by this section from providing any entity besides Kroger access to non-public information that may encourage a competitive alternative proposal.

56. Section 6.2(a) further requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers, and §6.2(d) includes a provision whereby the Company may not waive any standstill or confidentiality agreement.

57. Pursuant to §§ 6.2(c) and 6.2(e) of the Merger Agreement, should a bidder submit a “bona fide, written and unsolicited” competing proposal, the Company must notify Kroger of the bidder’s identity and the terms of the bidder’s offer. Thereafter, in accordance with §6.2(c), the Board must determine in good faith that the offer is a Superior Proposal to Kroger’s $8.00 bid and afford Kroger at least 24 hour notice of any intent to participate or engage in discussions with the unsolicited bidder. If the Board decides that the alternative proposal is a bona fide, superior proposal, §6.2(e) requires that the Company must keep Kroger informed as to the status and terms of any such discussions and provide Kroger with copies of any additional written materials received relating to the alternative proposal. In order words, the Merger Agreement gives Kroger access to any rival bidder’s confidential information and allows Kroger to easily make a superior offer based on this information. Accordingly, no rival bidder is likely to emerge and act as a stalking horse in light of the potential risks associated with disseminating a rival bidder confidential information and the ability of Kroger to easily piggy-back upon the due diligence of the foreclosed second bidder.

58. The Merger Agreement also provides that a termination fee of $9,275,000 must be paid to Kroger by Vitacost if the Company decides to pursue a competing offer, thereby essentially requiring that a competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

59. Moreover, in connection with Proposed Transaction, certain Vitacost stockholders have entered into Support Agreements in favor of the Proposed Transaction with Kroger. As of July 1, 2014, at least 11.8 million Vitacost shares have been “locked up” in favor of the Proposed Transaction, representing 26% of the total shares outstanding. Most troubling, of the 11.8 million Subject Shares, all are beneficially owned by, or indirectly controlled by, Vitacost’s executives and Board of Directors. Specifically, Defendant Horowitz has entered into a Support Agreement to tender his personal shareholding of 2,022,500 shares, and also caused JHH Capital, a significant stockholder of which Defendant Horowitz is the lone managing partner, to enter into a Support Agreement to tender additional 3,049,013 shares. Similarly, Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., and Great Hill Equity Partners IV, L.P. (collectively, “Great Hill”) have each entered into Support Agreements to tender a collective 6,724,819 shares. Great Hill is a private equity company managed by Chairman of the Board Kumin and Board Member Gaffney.

60. Section 2.02 of the Tender and Support Agreements requires a subject stockholder to abstain from voting shares in favor of any alternative proposal which would frustrate the Proposed Transaction, and to further affirmatively vote against any such alternative proposal. Section 1.02 further precludes any such stockholder from withdrawing shares in support of the tender offer until the offer expires or is terminated.

61. As executives and directors of Vitacost, Defendants Horowitz, Kumin, and Gaffney have an obligation to maximize stockholder value and pursue a transaction that is in the best interest of Vitacost stockholders. However, by entering Support Agreements which lock-up their significant investments in the

Company, the Defendants are now inherently conflicted because they have exposed themselves to potential financial and contractual liability if the Proposed Transaction is not consummated, even if a the transaction is no longer in the best interest of stockholders.

62. Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

63. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Vitacost and have acted to put their personal interests ahead of the interests of Vitacost stockholders.

66. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize Vitacost’s value for the benefit of the stockholders.

67. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Vitacost because, among other reasons:

a. they failed to take steps to maximize the value of Vitacost to its public stockholders and took steps to avoid competitive bidding;

b. they failed to properly value Vitacost; and

c. they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

COUNT II

(Aiding and Abetting Against Kroger and Merger Sub)

68. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Vitacost’s assets and will be deprived of the benefits of a value-maximizing transaction.

69. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

70. Plaintiff and the Class have no adequate remedy at law.

71. Plaintiff repeats all previous allegations as if set forth in full herein.

72. As alleged in more detail above, Defendants Kroger and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

73. As a result, Plaintiff and the Class members are being harmed.

74. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

B. Enjoining, preliminarily and permanently, the Proposed Transaction;

C. In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: July 15, 2014	ANDREWS & SPRINGER, LLC

	By:	/s/ Peter B. Andrews
Peter B. Andrews (# 4623)
Craig J. Springer (# 5529)
3801 Kennett Pike
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4967
Fax: (302) 397-2681

Counsel for Plaintiff Marcel Heim

Of Counsel:

LEVI & KORSINSKY, LLP

Shannon L. Hopkins

Sebastiano Tornatore

733 Summer Street, Suite 304

Stamford, CT 06901

Tel.: (212) 363-7500

Fax: (866) 367-6510

THE LAW OFFICES OF VINCENT WONG

Vincent S. Wong

39 East Broadway, Suite 304

New York, NY 10002

Tel.: (212) 584-2740

Counsel for Plaintiff Marcel Heim

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